UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to             .

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO ALCAN 401(K) SAVINGS PLAN FOR FORMER EMPLOYEES

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO ALCAN 401(K) SAVINGS PLAN FOR FORMER EMPLOYEES

By:	/s/ Matt Totsch
Name: Matt Totsch
General Manager Human Resources & HSE—Rio Tinto Minerals
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 24, 2014

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Financial Report

December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, Alcancorp Employees’ Savings Plan and Alcancorp Hourly Employees’ Savings Plan were merged into the Plan effective December 20, 2013.

/s/ McGladrey LLP

Minneapolis, Minnesota
June 23, 2014

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$110,302,287	$35,229,445

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(426,685)	(307,413)
Net assets available for benefits	$109,875,602	$34,922,032

See Notes to Financial Statements.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$7,084,510

Benefits paid to participants	(3,802,442)

Administrative expenses	(25,490)

Net increase before transfers	3,256,578

Transfers (Note 10):
From the Alcancorp Employees’ Savings Plan	66,599,358
From the Alcancorp Hourly Employees’ Savings Plan	5,097,634
Total transfers	71,696,992

Net increase after transfers	74,953,570

Net assets available for benefits:
Beginning of the year	34,922,032
End of the year	$109,875,602

See Notes to Financial Statements.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 1.                                 Description of the Plan

The following description of the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering former employees of a wholly owned subsidiary of Rio Tinto plc (the Parent, Company or Plan Sponsor), with balances in the Alcan Pharmaceutical Packaging Retirement Savings Plan, Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan, Alcan Retirement and Savings Plan for Non-Union Hourly Employees, Alcan 401(k) Savings Plan for Union Employees, Alcancorp Employees’ Savings Plan, or Alcancorp Hourly Employees’ Savings Plan (see Note 10). Eligibility for the Plan is governed by the requirements that were in place at the time the participant was eligible for that specific plan. Refer to the plan document for further details.

The former name of the Plan was the Alcan Global Pharmaceutical Packaging Retirement Savings Plan. The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is part of Rio Tinto America Inc. Savings plan Trust (the Master Trust), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. and its subsidiaries.

Contributions: The Plan does not allow participant or Company contributions.

Participant accounts: Each participant’s account is credited with an allocation of plan earnings and charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate their account balances among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances invested in one fund, transferred to another fund, or in any combination.

Effective December 20, 2013, participants may no longer transfer amounts to the Rio Tinto ADR Stock Fund, however participants continue to be allowed to transfer funds out of the Rio Tinto ADR Stock Fund.

Participants have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in collective trust funds.

Vesting: Participant vesting is governed by the underlying vesting schedules of the plan they were participating in at the time of termination with the Parent.

Payment of benefits: All participants are immediately eligible for distributions. The distribution will be equal to the value of the participant’s vested interest in the Plan. Participants or beneficiaries will be paid in accordance with the provisions of the Plan at the time of termination.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Forfeitures: Forfeitures are used to pay administrative expenses of the Plan. At December 31, 2013 and 2012, forfeited nonvested accounts were approximately $454,000 and $393,000, respectively. In 2013, administrative expenses of the Plan of approximately $25,000 were paid from forfeited nonvested accounts.

If a distribution of a participant’s account is outstanding for 181 days or more, and reasonable efforts were made to locate the participant, such a participant’s benefit is forfeited. Any forfeiture from the Master Trust can be utilized to reinstate benefits, should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.                                 Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2013, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Note 3.                                 Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts

Note 4.                                 Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 15.4 percent and 5.0 percent as of December 31, 2013 and 2012, respectively. The Master Trust also includes the investment assets and/or changes in investment assets of the following retirement plans:

•                  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

•                  Alcancorp Employees’ Savings Plan

•                  Alcancorp Hourly Employees’ Savings Plan

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2013 and 2012:

	December 31, 2013
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$366,628,760	$59,125,167	16.1
Stable value fund	161,009,250	35,259,132	21.9
Collective trust funds	138,505,220	13,877,267	10.1
Rio Tinto plc common stock ADRs	44,386,952	597,240	1.4
Interest-bearing cash	6,307,743	1,443,481	22.9
Net assets available for benefits, at fair value	716,837,925	110,302,287	15.4

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,948,434)	(426,685)	21.9
Net assets available for benefits	$714,889,491	$109,875,602	15.4

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$22,021,735	6.8
Stable value fund	194,572,398	8,365,265	4.3
Collective trust funds	125,736,983	4,131,594	3.3
Rio Tinto plc common stock ADRs	52,737,988	118,458	0.2
Interest-bearing cash	5,474,520	592,393	10.8
Net assets available for benefits, at fair value	700,237,396	35,229,445	5.0

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,150,299)	(307,413)	4.3
Net assets available for benefits	$693,087,097	$34,922,032	5.0

During 2013, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$64,807,651
Collective trust funds	21,136,450
Rio Tinto plc common stock ADRs	(2,086,587)
Net appreciation in fair value of investments	$83,857,514

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

The following are changes in net assets for the Master Trust for the year ended December 31, 2013:

Investment results:
Net appreciation in fair value of investments	$83,857,514
Interest and dividends	20,007,366
Net investment results	103,864,880

Net transfers	(81,392,583)
Administrative expenses	(669,903)
Increase in net assets	21,802,394

Net assets:
Beginning of year	693,087,097
End of year	$714,889,491

The following table presents the investments that represent 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent 5 percent or more of the Plan’s net assets as of December 31, 2013 and 2012:

	December 31,
	2013		2012
	Master Trust	Plan	Master Trust	Plan

Invesco Stable Value Trust	$161,009,250	$35,259,132	$194,572,398	$8,365,265
Vanguard Institutional Index;
Class I Shares	62,272,719	23,856,024	54,743,013	6,844,953
Dodge & Cox Stock Fund	56,588,987	*	44,236,592	1,831,061
SSgA S&P 500 Index Fund;
Class N Shares	50,627,335	*	45,056,176	*
Rio Tinto plc common stock ADRs	44,386,952	*	52,737,988	*
Harbor Capital Appreciation Fund	39,442,387	*	*	2,009,347
PIMCO Total Return Fund;
Institutional Shares	*	5,749,085	48,447,090	3,028,982
ICM Small Company Fund	*	6,273,690	*	*
American Funds Europacific Growth Fund	*	5,905,619	*	3,142,596
BlackRock Small Cap Growth Fund	*	5,675,298	*	2,772,846

*Investment did not exceed 5 percent of the Master Trust’s or Plan’s net assets in the year indicated.

Note 5.                                 Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Level 2:        Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized cost, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$161,398,104	$—	$—	$161,398,104
Mid cap	46,209,396	—	—	46,209,396
Small cap	43,024,486	—	—	43,024,486
International	48,614,590	—	—	48,614,590
Bond investments	67,382,184	—	—	67,382,184
Stable value fund	—	161,009,250	—	161,009,250
Collective trust funds:
Bond investments	—	32,988,853	—	32,988,853
Commodities futures market	—	3,797,611	—	3,797,611
Foreign	—	25,934,276	—	25,934,276
Large cap	—	50,627,335	—	50,627,335
Real estate	—	3,214,164	—	3,214,164
Small-mid cap	—	17,065,852	—	17,065,852
U.S. fixed-income securities	—	3,342,961	—	3,342,961
U.S. money market securities	—	1,534,168	—	1,534,168
Rio Tinto plc common stock ADRs	44,386,952	—	—	44,386,952
Interest-bearing cash	6,307,743	—	—	6,307,743
	$417,323,455	$299,514,470	$—	$716,837,925

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$—	$—	$133,659,931
Mid cap	34,764,146	—	—	34,764,146
Small cap	33,452,050	—	—	33,452,050
International	41,367,018	—	—	41,367,018
Bond investments	78,472,362	—	—	78,472,362
Stable value fund	—	194,572,398	—	194,572,398
Collective trust funds:
Bond investments	—	31,378,192	—	31,378,192
Commodities futures market	—	3,507,864	—	3,507,864
Foreign	—	23,288,813	—	23,288,813
Large cap	—	45,056,176	—	45,056,176
Real estate	—	2,919,632	—	2,919,632
Small-mid cap	—	15,086,170	—	15,086,170
U.S. fixed-income securities	—	3,116,019	—	3,116,019
U.S. money market securities	—	1,384,117	—	1,384,117
Rio Tinto plc common stock ADRs	52,737,988	—	—	52,737,988
Interest-bearing cash	5,474,520	—	—	5,474,520
	$379,928,015	$320,309,381	$—	$700,237,396

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2013, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2013	2012	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$161,009,250	$194,572,398	Daily	None
Collective trust funds:
Bond investments (b)	32,988,853	31,378,192	Daily*	None
Commodities futures market (c)	3,797,611	3,507,864	Daily*	None
Foreign (d)	25,934,276	23,288,813	Daily*	None
Large cap (e)	50,627,335	45,056,176	Daily*	None
Real estate (f)	3,214,164	2,919,632	Daily*	None
Small-mid cap (g)	17,065,852	15,086,170	Daily*	None
U.S. fixed-income securities (h)	3,342,961	3,116,019	Daily*	None
U.S. money market securities (i)	1,534,168	1,384,117	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)         The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

(b)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.

(c)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

(d)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.

(e)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the S&P 500 over the long term.

(f)           The fund seeks investment returns that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.

(g)          The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.

(h)         The fund seeks investment returns that approximate as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

(i)             The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Note 6.                                 Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds collective trust funds that are managed by State Street Global Advisors (SSgA), the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment, as they are paid through revenue sharing, rather than a direct payment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 789,193 and 912,975 shares of Rio Tinto plc common stock ADRs at December 31, 2013 and 2012, respectively, valued at $56.24 and $58.05, respectively. During the year ended December 31, 2013, purchases and sales of shares by the Master Trust totaled approximately $14,395,000 and $20,447,000, respectively.

During the year ended December 31, 2013, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.                                 Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 1, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2010.

Note 9.                                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits as presented in these financial statements	$109,875,602	$34,922,032
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	426,685	307,413
Net assets available for benefits as presented in the Form 5500	$110,302,287	$35,229,445

The following is a reconciliation of changes in net assets available for benefits before transfers as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2013

Net increase in net assets available for benefits before transfers as presented in these financial statements	$3,256,578
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2012	(307,413)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2013	426,685
Net increase in net assets available for benefits before transfers as presented in Form 5500	$3,375,850

Note 10.                          Mergers

Effective December 20, 2013, participants’ account balances totaling approximately $ 66,599,000 and $5,098,000 of the Alcancorp Employees’ Savings Plan and Alcancorp Hourly Employees’ Savings Plan, respectively, became participants’ account balances in the Plan. There was no physical transfer of these plans’ assets or changes in participants’ account balances as these plans were invested in the same Master Trust with the same investment options as the Plan.

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm